P.E. 7-31-02

1-14996

02050009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July 2002

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 24.07.02

By: for [signature]
Felix Weber
Chief Financial Officer

Dated: 24.07.02

By: [signature]
Hans R. Brütsch
Corporate Secretary

Attached:

- Press release regarding Half Year Result 06.2002 Adecco S.A.

Adecco

PRESS RELEASE

Adecco SA reports revenue decline of 10% for the first six months of 2002

June revenues, down 2% in local currency, show an improving trend

Half Year Highlights:

- Revenues of CHF 12.4 billion, down 10% in CHF and 7% in local currency
- Operating income of CHF 371 million, down 40% in CHF and 37% in local currency
- Income before amortization of intangibles of CHF 201 million, down 45% in CHF and 42% in local currency
- Strengthened network – 300 more branches – with concurrent reduction of 600 staff
- Adecco Staffing reports positive trends in June with 4,000 more clients year over year and the same number of temporary employees
- Ajilon Professional results still on low levels as the professional staffing market remains challenging
- Career Services and e-HR Services continue to report positive results
- jobpilot acquisition successfully completed end of May 2002

CHESEREX, SWITZERLAND, July 24, 2002 – Adecco SA, the worldwide leader in HR solutions, today announced its results for the six months ended June 30, 2002. The company reported **revenues** of CHF 12.4 billion and **income before amortization of intangibles** of CHF 201 million with an improving trend in the last month of the quarter. The comparables to last year are as follows:

	Half year 2002		2nd Quarter 2002		June 2002	
	Current exchange rate	Constant exchange rate	Current exchange rate	Constant exchange rate	Current exchange rate	Constant exchange rate
Revenues	-10%	-7%	-10%	-5%	-10%	-2%
Operating income	-40%	-37%	-46%	-42%	-34%	-29%
Income before amortization of intangibles and one-time items	-45%	-42%	-51%	-47%	-41%	-35%

As indicated above, currency fluctuations had a major adverse effect on sales and profit, in particular towards the end of the second quarter. In constant currency, **revenues** in June were nearly the same as last year, and the gap in **operating income** declined. In addition, the increased tax rate in 2002 compared to 2001 had a further adverse effect on results. On a like-for-like basis, **income before amortization of intangibles** declined by 32% in June, 45% in the quarter, and 39% in the first half of 2002.

"*As we had anticipated, the second quarter results remained below those we reported in the strong second quarter 2001. In particular the permanent placement and the Ajilon Professional business did not yet recover, and adverse currency movements affected our overall results.*" said **Jérôme Caille**, Adecco's CEO. "*On the other hand, we have*

seen positive trends in recent weeks. Adecco Staffing has closed the gap in temporary staff placements, the client base is above the 2001 level and sales in local currency are now only marginally below last year, while the US and French units' sales were stronger than last year. Furthermore, we have continued to build our branch network while reducing costs. By the end of June, our branch network increased year over year by 300, while we simultaneously reduced headcount by 600 . In the first half, we reduced our cost base in both Adecco Staffing and Ajilon Professional by approximately CHF 140 million in constant currency. Given the recent positive trends and the new management team now in place, I am confident of the future development of the business as the economy recovers."

Divisional Performance

Adecco Staffing posted revenues of CHF 10.8 billion, 8% below last year's figures in current currency, and 4% below in constant currency. Profit margin declined in line with management expectations, due mainly to a faster recovery of the large contracts and still low levels of permanent placement business.

Ajilon Professional revenues declined 27% to CHF 1.3 billion in the first half, a 25% drop in local currency. Profits declined more than revenues, in particular due to strong exposure to the Telecom industry last year, which heavily reduced their contractors over the last 12 months.

Career Services & e-HR Services reported again a substantial increase of revenues and profit. For the half year, revenues in Swiss Francs grew by 25% to 258 million Swiss francs, a 29% increase in local currency. The division proved again its importance as a counter-cyclical business.

"*Adecco France is clearly heading towards positive territory and nearly achieved in recent weeks the high level of employment of a year ago. Adecco North America has now more temporary workers today than a year ago. Most of the other markets also showed a strong upward trend in June*" continued **Mr. Caille**. "*Some indicators, such as the 12 week sequential increase in our billable headcount in Ajilon, also point towards a revival of demand. These indications give us confidence that the faster revenue growth in June will continue to develop into a strong recovery path. We have been working successfully on what we can influence: our client-base, our candidate-base, the strengthening of our market positioning and the building of our internal organization. We are leveraging our many strengths across the company to maximise our potential for growth. For instance, key business units have reported very strong cross-divisional activity, especially in our main markets where Adecco has a strong presence. Although it is too early to assess the volume impact, the response from the field has been very positive on this new sales approach. This strategy will increasingly help us limit the downside, while capturing key opportunities in the market*".

Outlook

The positive trends identified at the end of the second quarter beyond sales seasonality reinforce Adecco management's confidence that a business acceleration could take place in the second half of 2002, although a few months later than previously anticipated.

jobpilot AG Acquisition

On February 6, Adecco SA announced a recommended cash offer to acquire all of the issued and outstanding share capital of jobpilot AG, which would create a leading European online staffing, recruiting and service company by combining jobpilot's internet platform with the physical assets of Adecco.

The process for the acquisition of jobpilot AG was successfully completed at the end of May 2002. Sales synergies between Adecco and jobpilot have started to materialize as planned.

Internet Update

Over the last month, the deployment of IT solutions in France has continued. Felix Weber, Adecco's CFO, said: *"Close to 80% of our worldwide sales are now executed through state-of-the-art, web-centric systems. While these investments may in the short-term have an impact on our operating margins, we see very strong benefits once the*

systems are fully in place. In Italy, for example, the intranet referrals between branches account for 4% of our sales nowadays. This is equivalent to roughly CHF 50 million in annualized sales, which would not have been possible without our new IT systems. These systems will be a major competitive advantage over the next few years."

Appointment of Group Auditors

Following the resolutions of Adecco's Annual General Meeting of shareholders of April 17, 2002, Ernst & Young AG were appointed to become group auditors of Adecco SA for the fiscal year ending December 29, 2002.

US GAAP Results

For the six months ended June 30, 2002, Adecco reported under **US Generally Accepted Accounting Principles (US GAAP)** revenues of CHF 12.4 billion and a net income of CHF 199 million, including CHF 2 million amortisation of other intangibles.

According to Chief Financial Officer, **Felix Weber**, "*Adecco continues to consider* ***operating income*** *and* ***income before amortisation of intangibles and one-time items*** *to be the most relevant benchmarks of the company's financial performance, as they measure our operational performance and our ability to fund growth and distribute dividends.*"

Effective from fiscal year 2002, Adecco has adopted SFAS No 142, which requires that goodwill and other intangibles with indefinite/infinite lives no longer be amortised, but be subject to an annual impairment test. Intangibles with definite lives however continue to be amortised over the related lifetime.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Company's reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Company's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which Adecco operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which Adecco operates. In addition, the market price of the Company's stock may be volatile from time to time as a result of, among other things: the Company's operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco SA is a Forbes 500 company and the global leader in HR Solutions. The Adecco network connects up to **700,000 associates** with business clients each day through its network of over **30,000 employees** and over **6,000 offices** in **60 countries** around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Group comprises four Divisions, Adecco Staffing, Ajilon Professional, Career Services and e-HR Services. In **Adecco Staffing**, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; **Ajilon Professional** offers an unrivalled range of specialised branded businesses; **Career Services** encompasses our portfolio of outplacement and coaching; **e-HR Services** focuses on online recruiting activities for the Group.

Adecco SA is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts at Adecco m & c:

Corporate Investor Relations
investor.relations@adecco.com or ++41 1 878 8884

Chief Financial Officer
felix.weber@adecco.com or ++41 1 878 8880

Selected Financial Highlights (Unaudited)

CHF millions	Six months ended June 30, 2002	Six months ended July 1, 2001	% Change
Net service revenues	12,386	13,833	-10%
Operating income	371	617	-40%
Income before amortisation of intangibles and one-time items (1)	201	367	-45%
Net income (loss) (2)	199	(293)	
Income per share before amortisation of intangibles and one-time items (1)			
Basic	1.08	1.98	-45%
Diluted	1.06	1.92	-45%
Weighted average shares	186,426,299	185,679,522	
Diluted shares	193,583,191	192,833,508	

(1) In the first quarter 2001, one-time items include internet investment write-down of CHF 15 million and the cumulative effect of change in accounting principles, net of tax, of CHF 8 million.

(2) For the six months ended July 1, 2001, net income (loss) and net income (loss) per share include goodwill amortisation. For the six months ended July 1, 2001, the adjusted net income (under SFAS No. 142) is CHF 286 million; the adjusted basic EPS is CHF 1.54 and the adjusted diluted EPS is CHF 1.50.

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

Net Service Revenues by Division

CHF Millions	Six months ended June 30, 2002	Six months ended July 1, 2001	% Change
Adecco Staffing	10,819	11,823	-8%
Ajilon Professional	1,309	1,804	-27%
Career Services & e-HR Services	258	206	25%
Total	**12,386**	**13,833**	**-10%**

Net Service Revenues by Geographical Segment

CHF Millions	Six months ended June 30, 2002	Six months ended July 1, 2001	% Change
Europe	7,464	8,319	-10%
North America	3,382	3,951	-14%
Asia/Pacific	1,172	1,178	0%
Rest of World	368	385	-4%
Total	**12,386**	**13,833**	**-10%**

Additional Information Available Upon Request

PRESS RELEASE - Annexes

Adecco

Consolidated Statements of Operations (Unaudited)

CHF millions	Three months ended June 30, 2002	Three months ended July 1, 2001	% change	Six months ended June 30, 2002	Six months ended July 1, 2001	% change
Net service revenues	**6,392**	**7,105**	**-10%**	**12,386**	**13,833**	**-10%**
Direct costs of services	(5,252)	(5,750)		(10,126)	(11,185)	
Gross Margin	1,140	1,355		2,260	2,648	
%	17.8%	19.1%		*18.2%*	*19.1%*	
Selling, general & administrative expenses	(955)	(1,014)		(1,889)	(2,031)	
%	*14.9%*	*14.3%*		*15.2%*	*14.7%*	
Operating income	**185**	**341**	**-46%**	**371**	**617**	**-40%**
%	*2.9%*	*4.8%*		*3.0%*	*4.5%*	
Interest income	3	8		8	16	
Interest expense	(44)	(64)		(87)	(129)	
Other income (expense)	(3)	(6)		(9)	(7)	
Provision for income taxes	(41)	(73)		(82)	(130)	
Income before amortisation of intangibles and one-time items (1)	**100**	**206**	**-51%**	**201**	**367**	**-45%**
%	*1.6%*	*2.9%*		*1.6%*	*2.7%*	
Amortisation of intangibles	(1)	(317)		(2)	(637)	
One-time items (1)	-	-		-	(23)	
Net income (loss) (2)	99	(111)		199	(293)	
Net income (loss) per share (2)						
Basic				1.07	(1.58)	168%
Diluted				1.05	(1.54)	168%
Income per share before amortisation of intangibles and one-time items (1)						
Basic				1.08	1.98	-45%
Diluted				1.06	1.92	-45%
Weighted average shares				186,426,299	185,679,522	
Diluted shares				193,583,191	192,833,508	

(1) In the first quarter 2001, one-time items include internet investment write-down of CHF 15 million and the cumulative effect of change in accounting principles, net of tax, of CHF 8 million.

(2) For the six months ended July 1, 2001, net income (loss) and net income (loss) per share include goodwill amortisation. For the six months ended July 1, 2001, the adjusted net income (under SFAS No. 142) is CHF 286 million; the adjusted basic EPS is CHF 1.54 and the adjusted diluted EPS is CHF 1.50.

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

Adecco

Net Service Revenues and Operating Income by Division & Geographical Segment (Unaudited)

Q2 2002 (CHF Millions)	Net Services Revenues				Operating Income *			
	2002	2001	Variance % As Reported	Variance % Constant FX Rate	2002	2001	Variance % As Reported	Variance % Constant FX Rate
Adecco Staffing								
Europe	3,640	3,953	-8	-4	124	185	-33	-30
North America	1,253	1,381	-9	-3	15	33	-54	-50
Asia/Pacific	568	573	-1	9	21	30	-29	-20
Rest of World	179	195	-8	16	3	9	-68	-54
Total	**5,640**	**6,102**	**-8**	**-2**	**163**	**257**	**-37**	**-32**
Ajilon Professional								
Europe	257	344	-25	-22	-1	18	-106	-106
North America	342	503	-32	-27	1	37	-97	-97
Asia/Pacific	32	41	-22	-22	1	2	-64	-63
Rest of World	-	-	-	-	-	-	-	-
Total	**631**	**888**	**-29**	**-25**	**1**	**57**	**-99**	**-99**
Career Services & e-HR Services								
Europe	25	19	31	37	-5	-3	n.m.	n.m.
North America	92	92	0	7	27	29	-5	1
Asia/Pacific	4	4	7	15	-1	1	-197	-205
Rest of World	-	-	-	-	-	-	-	-
Total	**121**	**115**	**6**	**12**	**21**	**27**	**-20**	**-14**
Adecco Group Summary								
By Division								
Adecco Staffing	5,640	6,102	-8	-2	163	257	-37	-32
Ajilon Professional	631	888	-29	-25	1	57	-99	-99
Career Services & e-HR Services	121	115	6	12	21	27	-20	-14
By Region								
Europe	3,922	4,316	-9	-5	118	200	-41	-38
North America	1,687	1,976	-15	-9	43	99	-56	-52
Asia/Pacific	604	618	-2	6	21	33	-37	-29
Rest of World	179	195	-8	16	3	9	-68	-54
Total	**6,392**	**7,105**	**-10**	**-5**	**185**	**341**	**-46**	**-42**

*) Central Cost Allocated to Division/Geographical Segment based on Gross Margin

Adecco

Net Service Revenues and Operating Income by Division & Geographical Segment (Unaudited)

Half Year (CHF Millions)	Net Services Revenues 2002	Net Services Revenues 2001	Variance % As Reported	Variance % Constant FX Rate	Operating Income * 2002	Operating Income * 2001	Variance % As Reported	Variance % Constant FX Rate
Adecco Staffing								
Europe	6,883	7,605	-10	-6	217	319	-32	-29
North America	2,469	2,745	-10	-8	28	75	-62	-61
Asia/Pacific	1,099	1,088	1	11	36	49	-26	-17
Rest of World	368	385	-4	13	9	17	-48	-33
Total	**10,819**	**11,823**	**-8**	**-4**	**290**	**460**	**-37**	**-33**
Ajilon Professional								
Europe	538	678	-21	-18	4	30	-87	-86
North America	708	1,041	-32	-30	15	78	-81	-81
Asia/Pacific	63	85	-25	-24	2	5	-70	-69
Rest of World	-	-	-	-	-	-	-	-
Total	**1,309**	**1,804**	**-27**	**-25**	**21**	**113**	**-82**	**-82**
Career Services & e-HR Services								
Europe	43	36	21	25	-6	-6	n.m.	n.m.
North America	205	165	24	28	65	50	33	37
Asia/Pacific	10	5	91	102	1	0	71	59
Rest of World	-	-	-	-	-	-	-	-
Total	**258**	**206**	**25**	**29**	**60**	**44**	**38**	**44**
Adecco Group Summary								
By Division								
Adecco Staffing	10,819	11,823	-8	-4	290	460	-37	-33
Ajilon Professional	1,309	1,804	-27	-25	21	113	-82	-82
Career Services & e-HR Services	258	206	25	29	60	44	38	44
By Region								
Europe	7,464	8,319	-10	-7	215	343	-37	-35
North America	3,382	3,951	-14	-12	108	203	-46	-45
Asia/Pacific	1,172	1,178	0	9	39	54	-29	-21
Rest of World	368	385	-4	13	9	17	-48	-33
Total	**12,386**	**13,833**	**-10**	**-7**	**371**	**617**	**-40**	**-37**

*) Central Cost Allocated to Division/Geographical Segment based on Gross Margin

Adecco

Consolidated Balance Sheets

CHF Millions

	June 30, 2002 Unaudited	December 30, 2001 Audited
ASSETS		
Current Assets		
Cash and cash equivalents	280	552
Trade accounts receivable, net	4,548	4,636
Other current assets	712	499
Total current assets	5,540	5,687
Property, equipment and leasehold improvements, net	697	735
Goodwill, net	2,194	2,285
Other intangibles, net	24	7
Other assets	552	609
Total Assets	**9,007**	**9,323**
LIABILITIES		
Current Liabilities		
Short-term debt and current maturities of long-term debt	464	995
Accounts payable and accrued expenses	4,118	4,309
Total current liabilities	4,582	5,304
Long-term debt	2,472	2,047
Other liabilities	161	183
Total liabilities	**7,215**	**7,534**
Minority Interests	2	2
SHAREHOLDERS' EQUITY		
Common shares and participation certificates	187	186
Additional paid-in capital	3,162	3,144
Accumulated deficit	(1,458)	(1,469)
Accumulated and other comprehensive income	(92)	(65)
	1,799	1,796
Less: Treasury stock, at cost	(9)	(9)
Shareholders' equity	**1,790**	**1,787**
Total liabilities and shareholders' equity	**9,007**	**9,323**

Adecco

Consolidated Statement of Cash Flows

CHF millions	June 30, 2002	July 1, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	199	(293)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities:		
Depreciation	104	95
Amortisation	2	637
Utilisation of restructuring reserve	(7)	(24)
Cumulative effect of change in accounting principle	-	8
Other charges	45	57
Changes in operating assets and liabilities, net of acquisitions:		
Trade accounts receivable	(108)	(107)
Accounts payable and accrued expenses	(65)	35
Other current assets	(58)	(40)
Non-current assets and liabilities	(15)	(38)
Cash flows from operating activities	97	330
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(77)	(146)
Proceeds from sales of assets	1	-
Acquisitions, net of cash acquired (jobpilot)	(85)	-
Other investing activities	(34)	(233)
Cash flows used in investing activities	(195)	(379)
CASH FLOW FROM FINANCING ACTIVITIES		
Net increase (decrease) in short-term debt	(506)	34
Increase in long-term debt	571	1,080
Repayment of long-term debt	(33)	(827)
Dividends paid to shareholders	(188)	(185)
Common stock options exercised	19	16
Other financing activities	6	(83)
Cash flows from/(used in) financing activities	(131)	35
Effect of exchange rate changes on cash	(43)	(9)
Net increase (decrease) in cash and cash equivalents	(272)	(23)
Cash and cash equivalents:		
Beginning of period	552	487
End of period	280	464